

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via Email
Robert J. Christensen
Executive Vice President and Chief Financial Officer
Paccar Inc.
777 106th Avenue, N.E.
Bellevue, WA 98004

> **Re: Paccar Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-14817**

Dear Mr. Christensen:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within 10 business days by confirming that you will revise your documents in future filings and providing any requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements
Note R. Segment and Related Information, page 82

1. You disclose that certain factory overhead, research and development, engineering and SG&A expenses are allocated from the truck segment to the parts segment to reflect the benefit the parts segment receives from the truck segment. Please explain to us and disclose the allocation method used and basis upon which you compute the amount of these expenses to allocate from the truck segment to the parts segment. Include in the disclosure your assertion that the allocation method is reasonable. Refer to ASC 280-10-50-29 and by analogy to SAB Topic 1.B.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Doug Jones at 202- 551-3309 if you have questions regarding the comments and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief